02 SEP 13 AM 9:52

Morgan

The Morgan Crucible Company plc

10th September 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

02049972

Office of International Corporate
Division of Corporation Finance
Securities and Exchange Commiss...
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

dw 9/13

Enclosure

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Interim Results
Released	07:00 10 Sep 2002
Number	9542A

10 September 2002

THE MORGAN CRUCIBLE COMPANY plc
INTERIM STATEMENT 2002

		Six Months First Half 2002	Six Months Second Half 2001	Six Months First Half 2001
Group Turnover+	£m	449.5	469.3	520.7
Operating Profit+*	£m	16.0	18.1	45.4
Net Finance Charge	£m	6.6	9.3	9.9
Pre-tax Profit*	£m	9.1	7.5	37.6
Underlying EPS*	pence	2.2	1.6	10.9
Dividend per share	pence	Nil	Nil	7.4

+On a continuing basis
*Before goodwill amortisation and exceptional items.

- Cost reduction programme progressing well and on target to reduce cost base by an annualised £10 million by the end of 2002 and an increased £33 million by mid 2004.
- Working capital management and debt reduction remains a clear priority.
- Planned debt reduction by disposals and product portfolio adjustment.
- Continuing commitment to our global business structure which maintains a balance between growth and cash generation.

Commenting on the results, Ian Norris, Group Chief Executive, said:

"Although there was a difficult start to the year, our performance in the second quarter improved substantially. However, the timing of a significant market upturn remains uncertain. Whilst the early months of the second half are traditionally slow, we believe that given normal seasonal order patterns and no other adverse influences, the strength of our replacement and after sales demand positions us well to achieve progress during the remainder of the year."

Enquiries:

Ian Norris, Group Chief Executive	020 7404 5959 (on 10.09.02)
Nigel Young, Finance Director	01753 837000 (thereafter)
Jon Coles, Harry Chathli, Brunswick	020 7404 5959

THE MORGAN CRUCIBLE COMPANY plc
INTERIM STATEMENT 2002

Overview

At the time of our preliminary results in March and again at our Annual General Meeting in June we stated that we

continued to view the immediate future with caution. Whilst our markets remain generally depressed, trading in the second quarter improved. We have maintained the pace of our wide-ranging cost reduction programme, progressively reducing our cost base and increasing competitiveness.

This programme, which was announced in February, is progressing to plan and will reduce Morgan's operating cost base by an increased annualised £33.0 million by mid 2004. It is anticipated that annualised savings of £10.0 million will be achieved by the end of 2002. In the short term despite a 4% fall in sales compared to the second half of last year, we have achieved an operating profit (before goodwill and operating exceptionals) of £16.0 million on continuing businesses.

In the second half of last year we introduced initiatives to improve cash management and reduce working capital which enabled us to generate a positive free cash flow of £19.7 million in that period. Those initiatives remain a major focus for the Group and have generated further reductions in stocks and debtors in the first half of the year of £7.1 million. At the end of June net debt of £295.1 million is at a similar level as at this time last year despite the cash effects of our restructuring programme (£7.6 million) and the payment of last year's ordinary interim dividend in January this year (£17.2 million). We are committed to reducing our net debt position substantially over the next twelve months. Banking facilities which were due to expire during the period have been extended to 2003. We remain committed to a portfolio of businesses that will maintain a balance between cash generation and long term growth.

We have a pipeline of developing products and have continued to invest in technology to achieve growth with technically differentiated products. A new technology management structure is operational throughout the Group to optimise this process.

There is an increasing requirement for higher performance, stronger, lighter, smaller, smarter and higher purity engineered materials. It is the solution to these requirements which we provide to our customers. Our strength in carbon, ceramics and magnetic materials technologies, combined with our ability to process these materials in volume around the world, positions Morgan as a leader in providing the highest levels of material solutions for tomorrow's products. Demands for products which are environmentally friendly and energy efficient are driving the requirement for higher value added materials solutions. We are able to provide these by using the strength of our combined materials technologies.

Operating Review

In the Operating Review all references to operating profit are stated before goodwill amortisation and operating exceptionals

The electrical carbon business saw a good improvement in orders during the second quarter. This was led by demand from the replacement and after market sectors which form over 80% of total sales within the industrial and rail traction markets. New market opportunities are developing well in the auto and consumer business. Sales were £102.9 (2001 : £105.9 million) and operating profit was £7.6 million (2001 : £11.4 million).

Our magnetics business continued to experience difficult trading conditions, particularly in the domestic German market and in the telecommunications and disc drive sectors. Sales were £95.7million (2001 : £117.7 million), 1.7% down over the second half of 2001, and produced an operating loss of £1.2 million (2001 : £7.6 million profit). The programme to reduce the breakeven point and optimise the portfolio of this business is on schedule.

Sales in our engineered carbon business, adversely impacted by weak demand from OEM customers, were £56.7 million (2001 : £68.3 million) producing an operating profit of £2.0 million (2001 : £6.6 million). Expenditure on fuel cell development has been maintained and is making exciting progress supporting our confidence in its longer term potential.

Our technical ceramics business has been particularly hard hit by low demand from the semiconductor equipment and telecoms sectors. Medical and microelectronics markets were satisfactory. Sales were £65.7 million (2001 : £81.8 million) and operating profit was £1.8 million (2001 : £8.6 million). Development expenditure for our piezo ceramic products is providing considerable market opportunities for both traditional industrial markets and high growth technology markets.

Sales in our insulating ceramics business were £128.5 million (2001 : £147.0 million) and operating profit was £5.8 million (2001 : £11.2 million). Significant restructuring has already been carried out within this business including the disposal of a number of non-core activities. There were signs of increased demand in the second quarter from a number of market sectors led by a resumption of customer requirement for deferred maintenance and capacity refurbishment.

Financial Review

Group operating profit for our continuing businesses before goodwill amortisation and operating exceptionals amounted

to £16.0 million (2001 : £45.4 million).

Operating exceptional costs in the period were £28.3 million (2001 : nil) and goodwill amortisation was £3.9 million (2001 : £3.7 million). The restructuring programme costs remain in line with the original budget and will deliver the forecast annualised £33 million cost savings by mid 2004.

Corporate exceptional charges were £9.7 million (2001 : £2.3 million). This amount includes the loss on sale of the loss making silicate ceramics business in Barcelona, property disposals and the sale of the thermal ceramics building products business in Belgium.

Net finance charges of £6.6 million (2001 : £9.9 million) benefited from improved cash control and lower interest rates.

The tax charge was £2.3 million (2001 : £10.3 million). Before all exceptional items and goodwill the effective tax rate was 29.7% (2001 : 32.6%). The comparative figures have been restated to reflect the new standard FRS19 (Deferred Tax) which has been adopted in the current period.

Underlying earnings per share before goodwill amortisation was 2.2 pence (2001: 10.9 pence).

Net cash inflow from operating activities was £29.7 million (2001 : £38.8 million). This includes an adverse cash impact of £7.6 million from the cost reduction programme. Working capital reduction programmes continue throughout the Group.

Free cash flow, which includes the payment of last year's ordinary interim dividend of £17.2m, showed an outflow of £16.6 million (2001 : £27.1 million). Net capital expenditure was reduced to £17.4 million (2001 : £29.3 million). Capital investment has been and will continue to be limited to essential projects.

Borrowings at the end of the period amounted to £295.1 million (2001 : £296.2 million).

Interim Dividend

In view of the current economic conditions across our markets together with a need to invest in the cost reduction programme, the Board has decided not to declare an interim dividend. It is the intention of the Board to return to an appropriate policy of dividend payments when trading conditions are significantly improved.

Outlook

Our major cost reduction programme continues to improve competitiveness and places us in a good position to resume profitable organic growth when markets recover.

Although there was a difficult start to the year, our performance in the second quarter improved substantially. However, the timing of a significant market upturn remains uncertain. Whilst the early months of the second half are traditionally slow, we believe that given normal seasonal order patterns and no other adverse influences, the strength of our replacement and after sales demand positions us well to achieve progress during the remainder of the year.

Dr. Bruce Farmer, CBE, Chairman
Ian P. Norris, Group Chief Executive
On behalf of the Board

10 September 2002

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

Registered in England No. 286773

CONSOLIDATED PROFIT STATEMENT
for the six months ended 4 July 2002

	Note	Unaudited Six months 2002 £m	Restated Unaudited Six months 2001 £m	Restated Year 2001 £m

	Note			
Turnover				
Continuing operations		449.5	520.7	990.0
Discontinued operations		0.9	19.6	34.5
Group turnover	2	450.4	540.3	1,024.5
Operating profit before goodwill amortisation and operating exceptionals				
Continuing operations		16.0	45.4	63.5
Discontinued operations		(0.3)	2.1	0.8
		15.7	47.5	64.3
Operating exceptionals		(28.3)	-	-
Operating (loss)/profit before goodwill amortisation		(12.6)	47.5	64.3
Goodwill amortisation		(3.9)	(3.7)	(7.7)
Operating (loss)/profit				
Continuing operations		(16.2)	41.7	55.8
Discontinued operations		(0.3)	2.1	0.8
Group operating (loss)/profit	2	(16.5)	43.8	56.6
Corporate exceptional items	3			
Discontinued operations				
-Profit on sale of businesses		-	0.1	-
-Loss on sale of businesses		(7.4)	(0.2)	-
Continuing operations				
-Disposal of fixed assets		(0.1)	(2.2)	(6.4)
-Loss on sale of an operation		(2.2)	-	(8.5)
-Loss on closure of business		-	-	(2.7)
		(9.7)	(2.3)	(17.6)
(Loss)/profit on ordinary activities before interest and taxation		(26.2)	41.5	39.0
Net finance charges and similar items		(6.6)	(9.9)	(19.2)
(Loss)/profit on ordinary activities before taxation		(32.8)	31.6	19.8
Taxation	4	(2.3)	(10.3)	(12.5)
(Loss)/profit on ordinary activities after taxation		(35.1)	21.3	7.3
Equity minority interest		(0.2)	(0.8)	(1.4)
Net (loss)/profit attributable to The Morgan Crucible Company plc		(35.3)	20.5	5.9
Preference dividends on non-equity shares		(1.1)	(1.0)	(2.1)
Ordinary dividends on equity shares		-	(17.2)	(17.2)
Retained (loss)/profit for the period		(36.4)	2.3	(13.4)
Earnings per share	5			
Underlying earnings per share				
- before goodwill amortisation		2.2p	10.9p	12.5p
- after goodwill amortisation		0.5p	9.3p	9.2p
Underlying diluted earnings per share		0.5p	9.3p	9.2p
After all post tax exceptional items:				
Basic earnings per share				
- before goodwill amortisation		(14.0p)	10.0p	5.0p
- after goodwill amortisation		(15.7p)	8.4p	1.6p
Diluted earnings per share		(15.7p)	8.4p	1.6p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the six months ended 4 July 2002

	Six months 2002	Six months 2001	Year 2001

	£m	£m	£m
Net (loss)/profit attributable to shareholders	(35.3)	20.5	5.9
Foreign currency translation	(7.8)	2.2	(1.4)
Prior year adjustment – Deferred Tax	(21.8)		
Total recognised gains and losses relating to the period	(64.9)	22.7	4.5

CONSOLIDATED BALANCE SHEET
as at 4 July 2002

	Note	Unaudited Six months 2002 £m	Restated Unaudited Six months 2001 £m	Restated Year 2001 £m
Fixed assets				
Intangible assets - goodwill		134.9	140.2	138.4
Tangible assets		460.5	507.6	490.3
Investment in associated undertakings		1.2	-	1.2
Other investments		21.9	17.3	21.9
		618.5	665.1	651.8
Current assets				
Stocks		173.7	211.9	185.0
Debtors - due within one year		193.8	236.1	199.4
- due after one year		22.9	24.2	23.8
Total debtors		216.7	260.3	223.2
Cash at bank and in hand		66.6	84.2	72.7
		457.0	556.4	480.9
Current liabilities	6	291.5	373.0	321.6
Net current assets		165.5	183.4	159.3
Total assets less current liabilities		784.0	848.5	811.1
Creditors - amounts falling due after more than one year				
Borrowings		262.1	262.5	255.2
Exchangeable redeemable preference shares		3.5	4.4	4.5
Grants for capital expenditure		0.9	1.7	1.5
		266.5	268.6	261.2
Provisions for liabilities and charges		138.5	135.0	128.4
		405.0	403.6	389.6
NET ASSETS		379.0	444.9	421.5
Capital and reserves				
Called up share capital (including non-equity interests)		88.3	88.3	88.3
Share premium account		44.4	44.5	44.4
Revaluation reserve		9.5	9.8	10.4
Other reserves		1.4	1.5	1.4
Profit and loss account		224.9	285.8	265.8
		368.5	429.9	410.3
Minority interest				
Equity		10.4	14.9	11.1
Non-equity		0.1	0.1	0.1
		10.5	15.0	11.2
CAPITAL EMPLOYED		379.0	444.9	421.5

MOVEMENT IN SHAREHOLDERS' FUNDS
for the six months ended 4 July 2002

	Six months 2002	Six months 2001
	£m	£m
Net (loss)/profit attributable to shareholders	(35.3)	20.5
Repayment of capital investment	-	-
Dividends	(1.1)	(18.2)
	(36.4)	2.3
New share capital	-	0.2
Goodwill written back to profit and loss account from reserves	2.4	-
Foreign currency translation	(7.8)	2.2
Net (decrease)/increase to shareholders' funds	(41.8)	4.7
Opening shareholders' funds – (originally £447.0m for half year 2001 and full year 2001, before FRS19 adjustment)	410.3	425.2
Closing shareholders' funds	368.5	429.9

CONSOLIDATED CASHFLOW STATEMENT
for the six months ended 4 July 2002

	Note	Six months Unaudited 2002		Six months Unaudited 2001		Year 2001	
		£m	£m	£m	£m	£m	£m
Net cash inflow from operating activities	(a)		29.7		38.8		109.4
Returns on investments and servicing of finance							
Interest received		1.6		6.2		3.2	
Interest paid		(8.6)		(15.6)		(22.9)	
Preference dividends paid		(1.0)		(1.0)		(2.1)	
			(8.0)		(10.4)		(21.8)
Taxation			(3.7)		(9.0)		(14.1)
Capital expenditure and financial investments							
Purchase of tangible fixed assets		(19.0)		(30.9)		(57.6)	
Proceeds on sale of tangible fixed assets		1.6		1.6		13.6	
Purchase of investments		(0.1)		(0.3)		(5.7)	
Disposal of investments		-		-		0.4	
			(17.5)		(29.6)		(49.3)
Acquisitions and disposals							
Acquisition of subsidiary undertakings		-		(39.7)		(41.5)	
Net cash acquired		-		-		(0.6)	
Deferred consideration for prior year acquisitions		(3.3)		(2.4)		(3.8)	
Disposal of businesses		(0.1)		(5.0)		(3.8)	
			(3.4)		(47.1)		(49.7)
Equity dividends paid			(17.2)		(17.2)		(36.9)
Cash (outflow) before use of liquid resources and financing			(20.1)		(74.5)		(62.4)

Management of liquid resources		4.3		23.9		24.1
Financing						
Increase in share capital	-		0.2		0.1	
Increase in bank loans	25.5		67.3		89.6	
Repayment of bank loans	(8.2)		-		(42.4)	
Repurchase of exchangeable redeemable preference shares	(1.9)		(4.3)		(4.1)	
		15.4		63.2		43.2
Net (decrease)/increase in cash		(0.4)		12.6		4.9
RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET BORROWINGS						
Net (decrease)/increase in cash	(0.4)		12.6		4.9	
Cashflow from (increase) in loans	(17.3)		(67.3)		(47.2)	
Cashflow from (decrease) in deposits	(4.3)		(23.9)		(24.1)	
Cashflow from repurchase of exchangeable redeemable preference shares	1.9		4.3		4.1	
Change in net borrowings resulting from cashflows		(20.1)		(74.3)		(62.3)
Issue of exchangeable redeemable preference shares		(0.9)		(1.0)		(1.1)
Bank loans acquired with acquisitions		-		(0.3)		(0.7)
Bank loans reduced with disposals		(0.5)		-		8.6
Exchange movement		2.5		(0.6)		(0.6)
Movement in net borrowings during the period		(19.0)		(76.2)		(56.1)
Opening net borrowings		(276.1)		(220.0)		(220.0)
Closing net borrowings		(295.1)		(296.2)		(276.1)

CONSOLIDATED FREE CASHFLOW

for the six months ended 4 July 2002

	Note	Six months Unaudited 2002 £m	Six months Unaudited 2001 £m	Year 2001 £m
Net cash inflow from operating activities	(a)	29.7	38.8	109.4
Net interest paid		(7.0)	(9.4)	(19.7)
Taxation		(3.7)	(9.0)	(14.1)
Net dividends paid		(18.2)	(18.2)	(39.0)
Post dividend cashflow		0.8	2.2	36.6
Net capital expenditure		(17.4)	(29.3)	(44.0)
Free cashflow		(16.6)	(27.1)	(7.4)

(a) **Reconciliation of operating (loss)/profit to net cash inflow from operating activities**

Six

	Continuing	Discontinued	months 2002 Total	Six months 2001	Year 2001
	£m	£m	£m	£m	£m
Operating (loss)/profit	(16.2)	(0.3)	(16.5)	43.8	56.6
Depreciation	24.3	0.1	24.4	25.6	48.0
Amortisation of goodwill	3.9	-	3.9	3.7	7.7
Loss on sale/write off of assets	13.7	-	13.7	(0.1)	0.3
Decrease/(increase) in stocks	4.8	(0.1)	4.7	(11.6)	6.7
Decrease/(increase) in debtors	2.2	0.2	2.4	1.0	22.5
Increase/(decrease) in creditors	(9.8)	(0.9)	(10.7)	(24.9)	(33.5)
Increase/(decrease) in provisions	7.8	-	7.8	1.3	1.1
Net cash inflow from operating activities	30.7	(1.0)	29.7	38.8	109.4

NOTES

1. **Basis of preparation**

The interim financial information, which has been approved by the Board of Directors, has been prepared on a consistent basis with the accounting policies set out in the Group's 2001 annual report and accounts. FRS19 (Deferred Tax) has been applied as a prior year adjustment.

Operating exceptionals are separately disclosed as they are considered material to the statement and include redundancy and reorganisation costs.

The results and balance sheet for the year 2001 (as restated) are an abridged version of the full accounts which received an unqualified report by the auditors and have been filed with the Registrar of Companies.

2. **Segmental Information**

Product group

	Turnover			Operating profit		
	Six months 2002	Six months 2001	Year 2001	Six months 2002	Six months 2001	Year 2001
	£m	£m	£m	£m	£m	£m
Electrical Carbon	102.9	105.9	210.0	7.6	11.4	17.0
Magnetics	95.7	117.7	215.1	(1.2)	7.6	5.8
Engineered Carbon	56.7	68.3	127.3	2.0	6.6	8.4
Technical Ceramics	65.7	81.8	149.9	1.8	8.6	13.5
Insulating Ceramics	128.5	147.0	287.7	5.8	11.2	18.8
Continuing operations	449.5	520.7	990.0	16.0	45.4	63.5
Discontinued operations	0.9	19.6	34.5	(0.3)	2.1	0.8
	450.4	540.3	1,024.5	15.7	47.5	64.3
Operating exceptionals				(28.3)	-	-
Goodwill amortisation				(3.9)	(3.7)	(7.7)
Group operating (loss)/profit				(16.5)	43.8	56.6

The discontinued operation in 2002 is Morgan Matroc Barcelona and in 2001 the Aerotech business of MBM.
The operating exceptionals of £28.3 million comprise, Electrical Carbon £3.1 million, Magnetics £3.8 million, Engineered Carbon £3.0 million, Technical Ceramics £2.5 million and Insulating Ceramics £15.9 million.

Geographical area

The analysis shown below is based on the location of the contributing companies:

	Turnover			Operating profit		
	Six months	Six months	Year	Six months	Six months	Year

	2002	2001	2001	2002	2001	2001
	£m	£m	£m	£m	£m	£m
United Kingdom						
Sales in the UK	21.0	26.1	48.5			
Sales overseas	31.9	36.8	67.6			
Total United Kingdom	52.9	62.9	116.1	2.6	4.3	4.4
Rest of Europe	182.4	203.4	398.6	5.3	19.9	26.3
The Americas	202.1	248.8	469.3	4.8	18.0	24.9
Far East and Australasia	48.2	43.2	81.4	2.7	2.2	6.0
Middle East and Africa	5.2	5.9	11.3	0.6	1.0	1.9
	490.8	564.2	1,076.7	16.0	45.4	63.5
Discontinued operations	0.9	19.6	34.5	(0.3)	2.1	0.8
Inter-segment sales	(41.3)	(43.5)	(86.7)			
	450.4	540.3	1,024.5	15.7	47.5	64.3
Operating Exceptionals				(28.3)		
Goodwill amortisation				(3.9)	(3.7)	(7.7)
Group operating (loss)/profit				(16.5)	43.8	56.6

The analysis shown below is based on the location of the customer:

	Six months 2002	Six months 2001	**Turnover** Year 2001
	£m	£m	£m
United Kingdom	33.3	38.3	73.7
Rest of Europe	156.9	182.2	341.4
The Americas	191.5	229.8	433.7
Far East and Australasia	59.5	61.1	123.0
Middle East and Africa	8.3	9.3	18.2
	449.5	520.7	990.0
Discontinued operations	0.9	19.6	34.5
	450.4	540.3	1,024.5

3. **Corporate exceptional items**

In 2002, the exceptional loss related mainly to the disposal of Morgan Matroc Barcelona whereas, in 2001 the exceptional los principally on the partial disposal of Shinagawa (21%) and various property disposals.

4. **Taxation**

	Six months 2002	Six months 2001
	£m	£m
United Kingdom taxes	0.1	4.3
Overseas taxes	2.2	6.0
Total taxation	2.3	10.3

The total taxation charge for the six months to 4 July 2002 of £2.3 million (2001 : £10.3 million) includes a tax credit on exceptional items of £0.4 million (2001 : £0.2 million tax credit).

The interim taxation charge is calculated by applying the Directors' best estimate of the annual tax rate to the taxable profit f period.

5. **Earnings per Ordinary share**

a. Basic and underlying earnings per share

		Six months 2002	Six months 2001	Year 2001
		£m	£m	£m
(Loss)/profit after tax and minority interest		(35.3)	20.5	5.9
Preference dividend		(1.1)	(1.0)	(2.1)
Basic earnings after goodwill amortisation		(36.4)	19.5	3.8
Goodwill amortisation		3.9	3.7	7.7
Basic earnings before goodwill amortisation		(32.5)	23.2	11.5
Adjusted by all post tax exceptional items		37.6	2.1	17.6
Underlying earnings	- before goodwill amortisation	5.1	25.3	29.1
	- after goodwill amortisation	1.2	21.6	21.4
Weighted average number of Ordinary shares		231,988,242	231,930,758	231,958,292
Underlying earnings per share	- before goodwill amortisation	2.2p	10.9p	12.5p
	- after goodwill amortisation	0.5p	9.3p	9.2p
Basic earnings per share	- before goodwill amortisation	(14.0p)	10.0p	5.0p
	- after goodwill amortisation	(15.7p)	8.4p	1.6p

The Directors have disclosed an underlying earnings per share as, in their opinion, this better reflects the real performance of the Group and assists comparison with the results of previous periods.

b. Diluted earnings

	Six months 2002	Six months 2001	Year 2001
	£m	£m	£m
(Loss)/profit after tax and minority interest	(35.3)	20.5	5.9
Preference dividend as calculated under FRS14	(1.1)	-	(2.1)
Diluted earnings	(36.4)	20.5	3.8
Adjusted by all post tax exceptional items	37.6	2.1	17.6
Underlying diluted earnings	1.2	22.6	21.4
Weighted average number of Ordinary shares	231,988,242	231,930,758	231,958,292
Dilutive effect of share option schemes	-	556,191	292,752
Dilutive effect if Preference shares converted	-	10,259,858	-
Weighted average number of diluted shares	231,988,242	242,746,807	232,251,044
Diluted earnings per share	(15.7p)	8.4p	1.6p
Underlying diluted earnings per share	0.5p	9.3p	9.2p

6. **Current liabilities**

Current liabilities include bank loans and overdrafts of £96.1 million (4 July 2001 : £113.5 million; 4 January 2002 : £89.1 million).

This Interim Statement will be dispatched to all registered holders of Ordinary shares and Preference shares. Copies of this statement may be obtained from the Secretary at the Registered Office of the Company, Morgan House, Madeira Walk, Windsor, Berkshire, SL4 1EP.

END

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